Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 3 DATED MAY 5, 2021

TO THE PROSPECTUS DATED SEPTEMBER 4, 2020

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 4, 2020 as supplemented by Supplement No. 1 dated April 6, 2021, and Supplement No. 2 dated April 15, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the renewal of the Advisory Agreement;
●	changes to board committees; and
●	changes to compensation of directors.

•             RENEWAL OF ADVISORY AGREEMENT

We, our Operating Partnership and the Advisor previously entered into that certain Amended and Restated Advisory Agreement 2020 effective as of May 1, 2020 and effective through April 30, 2021 (the “2020 Advisory Agreement”). On April 28, 2021, we, the Operating Partnership and the Advisor renewed the 2020 Advisory Agreement by entering into the Amended and Restated Advisory Agreement 2021, effective as of May 1, 2021, and renewed through April 30, 2022.

•             CHANGES TO BOARD COMMITTEES

On April 28, 2021, our board of directors established a Nominating and Corporate Governance Committee. The primary function of the Nominating and Corporate Governance Committee is to assist our board of directors in (i) identifying individuals qualified to become members of our board of directors; (ii) recommending candidates to our board of directors to fill vacancies on the board; (iii) recommending committee assignments for directors to the full board; (iv) periodically assessing the performance of our board of directors; and (v) advising our board of directors on certain other corporate governance matters. The Nominating and Corporate Governance Committee is comprised of Messrs. Sullivan and Woodberry, each of whom is an independent director. Mr. Woodberry is the chairman of the Nominating and Corporate Governance Committee.

In addition, on April 28, 2021, our board of directors appointed Mr. Woodberry as a member of the Audit Committee.

•             COMPENSATION OF DIRECTORS

On April 28, 2021, our board of directors approved changes to the cash compensation paid to our independent directors. As revised, we pay each of our independent directors an annual retainer of $50,000 ($12,500 per quarter), $2,000 for each regular board of directors meeting attended in person or by telephone and $2,000 for each committee meeting and each special board of directors meeting attended in person or by telephone. We also pay the chairman of the Audit Committee an annual retainer of $15,000 ($3,750 per quarter) and the chairman of the Nominating and Corporate Governance Committee an annual retainer of $10,000 ($2,500 per quarter). All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending board meetings. If a director is also one of our officers, we will not pay additional compensation for services rendered as a director. The change to the $50,000 annual retainer is retroactive to January 1, 2021, while the other changes are effective from May 1, 2021. No changes were made to the annual RSU awards.

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